Exhibit 99.1

SNDL to Announce Second Quarter 2022 Financial Results on August 12, 2022

CALGARY, AB, Aug. 2, 2022 /CNW/ - SNDL Inc. (formerly known as Sundial Growers Inc.) (Nasdaq: SNDL) ("SNDL" or the "Company") announced today that it will release its second quarter financial results ended June 30, 2022, after market close on Friday, August 12, 2022.

Following the release of its second quarter financial results, SNDL will host a conference call and webcast at 8:30 a.m. EDT (6:30 a.m. MDT) on August 15, 2022.

Along with the second quarter 2022 financial results announcement, SNDL will provide further details on the Company rebrand.

WEBCAST ACCESS

To access the live webcast of the call, please visit the following link:

https://services.choruscall.ca/links/sndl2022q2.html

REPLAY

A telephone replay will be available for one month. To access the replay, dial:

Canada/USA Toll Free: 1-800-319-6413 or International Toll: +1-604-638-9010

When prompted, enter Replay Access Code: 9296 #

The webcast archive will be available for three months via the link provided above.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on Nasdaq under the symbol "SNDL." Its business is operated and reported in four segments: Liquor Retail, Cannabis Retail, Cannabis Production and Cultivation, and Investments.

SNDL is the largest private sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, and Spiritleaf. SNDL is a licensed cannabis producer that uses state-of-the-art indoor facilities to supply wholesale and retail customers under a cannabis brand portfolio that includes Top Leaf, Sundial Cannabis, Palmetto, Spiritleaf Selects, and Grasslands. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

 For more information on SNDL, please go to www.sndlgroup.com.

View original content:https://www.prnewswire.com/news-releases/sndl-to-announce-second-quarter-2022-financial-results-on-august-12-2022-301598374.html

SOURCE SNDL Inc.

View original content: http://www.newswire.ca/en/releases/archive/August2022/02/c8322.html

%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sundialgrowers.com

CO: SNDL Inc.

CNW 16:00e 02-AUG-22